UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of November 2026

Commission File Number 001-13372

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeonnam-Gwangju, 58322, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

On October 30, 2026, the Board of Directors of KEPCO resolved to make a contribution of KRW 13.6 billion to Korea Institute of Energy Technology (“KENTECH”). Including KRW 48.8 billion previously disclosed on March 30, 2026, total contributions for 2026 are expected to KRW 62.4 billion.

This contribution will be spent for the construction of main facilities and operational expenses of KENTECH in 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Joo, Hwa-Sik
Name:	Joo, Hwa-Sik
Title:	Vice President

Date: November 2, 2026